

November 5, 2021

Lloyd Spencer
President
Deep Green Waste & Recycling, Inc.
13110 NE 177th Place, Suite 293
Woodinville, WA 98072

      Re: Deep Green Waste & Recycling, Inc.
          Registration Statement on Form S-1
          Filed October 28, 2021
          File No. 333-260553

Dear Mr. Spencer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Purcell, Law Clerk, at 202-551-5351 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Energy & Transportation

cc: Gary Blum